AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO

TERMINATION OF GUARANTEED MINIMUM DEATH BENEFITS

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and ‘‘us’’ mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner. Capitalized terms in this endorsement have the meaning given in the Contract.

This endorsement is issued and effective on the Business Day we received your completed and signed acceptance of our offer to add an amount to your Contract’s Annuity Account Value in return for termination of all guaranteed minimum death benefits under your Contract (“Offer Transaction Date”). If the Offer Transaction Date would be the same day as your Contract Date Anniversary or a Business Day on which we received a Contribution or a Withdrawal request, then the Offer Transaction Date will be the Business Day immediately following your Contract Date Anniversary or receipt of such Contribution or Withdrawal request.

We determine the amount to be added to your Contract as of the close of the Business Day preceding the Offer Transaction Date. This amount is added to your Annuity Account Value on the Offer Transaction Date and is allocated among your Investment Options in accordance with your allocation instructions on file. We treat the amount added as incremental earnings in the Contract and not a Contribution.

Your Guaranteed Minimum Death Benefit as described in your Contract and [Guaranteed Minimum Death Benefit Rider] [and] [“Protection Plus”/”Earnings Enhancement Benefit” Rider] listed in the Data Pages is [are] hereby terminated, and the [fourth/second] paragraph of Contract Section [6.02/6.01] is revised to read as follows: “The amount of the Death Benefit is equal to the Annuity Account Value.”

The charge under the Rider[s] will terminate; other Contract charges will remain unchanged.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer]	Secretary and Associate General Counsel ]